Campbell Mithun Tower
222 South Ninth Street
Suite 2000
Minneapolis, MN 55402-3338

Tel (612) 607-7000  Fax (612) 607-7100

www.foxrothschild.com

March 1, 2019

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Sasha Parikh, Sharon Blume, Dorrie Yale and Suzanne Hayes

Re:	St. Renatus, LLC

Amendment No. 2 to Preliminary Offering Statement on Form 1-A

Filed December 27, 2018

File No. 024-10920

Ladies and Gentlemen:

This letter is submitted on behalf of St. Renatus, LLC (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended preliminary offering statement filed on February 12, 2019 (“Form 1-A”), as set forth in the Staff’s letter dated February 22, 2019 to Frank Ramirez, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to Form 1-A (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

U.S. Securities and Exchange Commission

March 1, 2019

Form 1-A amendment 2 filed February 12, 2019

Unaudited Historical and Pro Forma Financial Statements, page 37

1.

In your introductory discussion you indicate the pro forma condensed balance sheets for June 30, 2018 and December 31, 2017 give effect to the merger as if it has occurred on December 31, 2016. Pro forma balance sheet adjustments should be computed assuming the transaction was consummated on the date of the latest balance sheet included in the filing (i.e. June 30, 2018). Please revise to remove the December 31, 2017 balance sheet, as it is not required. Additionally, revise your disclosure and adjustments to your June 30, 2018 pro forma balance sheet as necessary. Refer to Article 11 of Regulation S-X.

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

2.	With regards to your unaudited pro forma financial statements, please remove the following wording:

●	"St. Renatus, LLC and Subsidiaries" from the header of each of the unaudited pro forma financial statements, as applicable, and

●	"Cash Flows" from the header of each of your Unaudited Pro Forma Consolidated Statement of Operations.

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

3.	With regards to your unaudited historical financial statements for the period ended June 30, 2018 in Annex C, please revise to:

●	to remove the Inc/(Dec) columns and

●	provide a Statement of Cash Flow for the June 30, 2018 and 2017 periods. Refer to Rule 8-03 of Regulation S-X.

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

4.	As noted in 1-A: Item 1. Issuer Information: Financial Statements, please revise Part 1 to use the financial statements for the most recent period contained in this offering statement.

U.S. Securities and Exchange Commission

March 1, 2019

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (612) 607-7330 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brett R. Hanson

Brett R. Hanson

cc: Frank Ramirez, President and Chief Executive Officer of the Company